Exhibit 3.1

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION

OF CATALYST PHARMACEUTICALS, INC.

a Delaware Corporation

Pursuant to the Delaware General Corporation Law (the “DGCL”), the Certificate of Incorporation of CATALYST PHARMACEUTICALS, INC., a Delaware Corporation (hereinafter referred to as the “Corporation”) is amended as follows:

1.	The first paragraph of Article IV of the Certificate of Incorporation of the Corporation is amended in its entirety to read as follows:

The total number of shares of capital stock which the corporation shall have the authority to issue is 205,000,000, of which (i) 200,000,000 shares shall be common stock, par value $0.001 per share (the “Common Stock”), and (ii) 5,000,000 shares shall be preferred stock, par value $0.001 per share (the “Preferred Stock”).

2.	Except as provided for above, the Certificate of Incorporation of the Corporation shall remain unchanged.

On June 15, 2020, the Board of Directors of the Corporation approved these changes that are being made to the Certificate of Incorporation and recommended such changes to the stockholders of the Corporation. These changes were approved by the stockholders of the Corporation at the Corporation’s Annual Meeting of Stockholders held on August 20, 2020.

This amendment shall become effective upon its filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Certificate of Amendment to Certificate of Incorporation of the Corporation this 21st day of August, 2020.

CATALYST PHARMACEUTICALS, INC.

By:	/s/ Patrick J. McEnany
Patrick J. McEnany, President